INFORMATION CIRCULAR

LEADING BRANDS, INC.
33 West 8th Avenue – Unit 101
Vancouver, British Columbia
Canada V5Y 1M8
www.LBIX.com

(all information as at June 16, 2017 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in Canadian dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment of Proxies

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The individuals named in the accompanying form of proxy are directors or officers of the Company (the "Management Proxyholders").

A Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person's name in the blank space on the proxy form.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. Where no choice has been specified by the Shareholder, and where one of the Management Proxyholders is appointed by the Shareholder as proxyholder, such person will vote in favour of all matters referred to in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed proxy forms must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON Canada M5J 2Y1, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (8683). Internet voting can be completed at www.investorvote.com.

Notice-and-Access

The Company is not sending copies of the Notice of Meeting, this Information Circular, the form of proxy and other materials (collectively, the "Meeting Materials") to Shareholders using "notice-and-access", as defined under Canada's National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a nominee or intermediary such as a brokerage firm through which they purchased the Shares; banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agencies such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your Shares through a Nominee, you are likely a Non-Registered Shareholder, and will need to follow the procedures outlined in the request for voting instructions sent by the Nominee. These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Nominee (through their service providers). In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the clearing agencies and Nominees for onward distribution to Non-Registered Shareholders.

The Meeting Materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

Non-Registered Holders should ensure that instructions respecting the voting of their Shares are communicated in a timely manner and in accordance with the instructions provided by their Nominee. Applicable regulatory rules require Nominees to seek voting instructions from Non-Registered Shareholders in advance of meetings of shareholders. Every Nominee has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. The majority of nominees now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation in Canada and its counterpart in the United States (together, "Broadridge").

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form. Non-Registered Shareholders should carefully follow the instructions of their Nominee, including those regarding when and where the proxy or voting instruction form is to be delivered.

Non-Registered Shareholders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as "non-objecting beneficial owners" ("NOBOs"). Those Non-Registered Shareholders who have objected to their Nominee disclosing ownership information about themselves to the Company are referred to as "objecting beneficial owners" ("OBOs").

The Company has elected to send the Meeting Materials directly to NOBOs. If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

The Company intends to pay for Nominees to deliver the Meeting Materials and Form 54-101F7

Request for Voting Instructions Made by Intermediary to OBOs.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder's attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of a director or the appointment of auditors. For the purpose of this paragraph "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 500,000,000 Shares and 20,000,000 preferred shares, issuable in series, of which 2,802,412 Shares (and no preferred shares) are issued and outstanding as of June 16, 2017. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on June 14, 2017 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held.

To the best of the knowledge of the directors and executive officers of the Company, as of June , 2017, the following persons or companies beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	15.0%

(1)	Northland Properties Corporation is a company affiliated with R. Thomas Gaglardi, a director of the Company. 404,125 of these Shares are held by Northland Properties Corporation.

Election of Directors

The Company's board of directors (the "Board of Directors" or the "Board") is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office, which expire at the third succeeding general meeting. Any director whose term has expired is eligible for re-election, subject to Board approval.

The term of office of James Corbett, the Class II director, will expire at the Meeting. The terms of office of the directors in Classes III and I expire at the 2018 and 2019 annual meetings, respectively.

The person named below will be presented for election at the Meeting as management's nominee to the Board. Unless instructed otherwise, the proxies given pursuant to this solicitation will be voted for the election of the nominee herein listed.

The following table provides information respecting the individual proposed to be nominated by management for election as a director at the Meeting, including the approximate number of Shares beneficially owned, or controlled or directed, directly or indirectly, by him.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Served as Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
James Corbett(3) Director British Columbia, Canada	Founder and President of Canadian Outback Adventures. Trained as a Chartered Accountant. Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.	June 2008	At the Meeting	10,000

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Served as Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Darryl R. Eddy(3) Director British Columbia, Canada	Mr. Eddy has been a director of the Company since July 2009. He is also a director of various other public and private corporations. Mr. Eddy is a retired partner of PricewaterhouseCoopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc.	July 2009	At the Annual General Meeting ("AGM") in 2019	89,834
Stephen K. Fane, FCA (3) Director British Columbia, Canada	Mr. Fane is President of New Century Holdings Ltd. Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006. He is a former partner in a predecessor firm to PricewaterhouseCoopers Inc. A graduate of the University of British Columbia, he became a Chartered Accountant in 1972 and was elected a Fellow of the Institute of Chartered Accountants in 1997.	October 2007	At the 2018 AGM	0
R. Thomas Gaglardi Director British Columbia, Canada

President, Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman & CEO of Sandman Hotels, Inns & Suites, Moxie's Restaurants, LP, Shark Clubs of Canada, Inc. and Denny's Restaurants of Canada.

		October 1998	At the 2018 AGM	419,125 (4)

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Served as Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996. Mr. McRae is also a director and the Chairman and CEO of Revolution Resource Recovery, Inc. and its affiliates, engaged in waste management, farming, real estate development and water extraction, based in Surrey, British Columbia. He is a member of the Bar of British Columbia, and holds a Bachelor of Commerce (1980) and J.D. (1981) from the University of British Columbia.	March 1996	At the 2019 AGM	176,126

(1)	Each of the persons named above has held the principal occupation, business or employment indicated for at least five years, except as set forth otherwise above.

(2)

The information as to province and country of residence, principal occupation and number of Shares beneficially owned, controlled or directed, directly or indirectly, by the persons above is not within the knowledge of management of the Company and has been furnished by the individuals listed.

(3)

Member of the Company's Audit Committee, Nominating and Corporate Governance Committee, and Independent Special Committee, each of whom is independent as defined in Canadian and US securities legislation.

(4)	404,125 of these Shares are held by Northland Properties Corporation, a company affiliated with Mr. Gaglardi.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order"); or

ii)

was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Executive Compensation Compensation Discussion and Analysis

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

The Company does not have a formal compensation committee. The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

•	promote an ownership mentality among key leadership and the Board of Directors;

•	enhance the overall performance of the Company; and

•	recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. The Company's process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company's common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled "Option-Based Awards".

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section "Summary Compensation Table") must be approved by the Board, the Board has not considered the implications of risks associated with the Company's compensation policies and practices. While the Board of Directors does not formally analyse risks associated with the Company's compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of the Company beginning on February 29, 2012 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")
Comparison of Five Year Total Common Shareholders' Return

	Feb. 29 2012	Feb. 28 2013	Feb. 28 2014	Feb. 28 2015	Feb. 29 2016	Feb. 28 2017
LBIX PRICE (US$)	$3.80	$3.69	$4.03	$3.34	$2.20	$1.80
NASDAQ INDEX	2986.76	3160.19	4308.12	4963.53	4557.95	5825.44

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Compensation Governance

Please see the sections above titled "Base Compensation", "Short-Term Incentives", and "Long Term Incentives" for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. The Company does not have a formal compensation committee.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of:

(a)

each individual who acted as the Chief Executive Officer (" CEO") or the Chief Financial Officer ("CFO") or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)

each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans

Ralph	2017	472,209	nil	nil	nil	nil	nil	472,209
McRae
Chairman,
President	2016	318,657	nil	nil	nil	nil	132,000(2)	471,657
and CEO							21,000(3)

	2015	nil	nil	nil	nil	nil	528,000(2)	618,947
							84,000(3)
							6,947(4)

Fei Xu	2017	90,891	nil	nil	nil	nil	nil	90,891
Corporate
Controller	2016	91,596	nil	nil	nil	nil	nil	91,596
and Principal
Financial	2015	92,018	nil	nil	nil	nil	nil	92,018
Officer

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans

Sinan	2017	133,789(5)	nil	nil	33,500	nil	73,635(6)	240,924
ALZubaidi
Vice	2016	154,000	nil	nil	33,500	nil	6,000(7)	193,500
President of
Bottling	2015	159,778	nil	nil	33,500	nil	7,438(7)	200,716
Operations

Dave Read	2017	nil	nil	nil	nil	nil	212,811(8)	212,811
Executive
Vice	2016	nil	nil	nil	nil	nil	150,000(8)	150,000
President
	2015	nil	nil	nil	nil	nil	150,030(8)	150,030

Thor	2017	160,615	nil	nil	15,906	nil	10,842(7)	187,363
Matson
Vice	2016	160,000	nil	nil	11,546	nil	10,800(7)	182,346
President of
Business	2015	100,644(9)	nil	nil	3,870	nil	4,464(7)	108,978
Development

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2015, 2016, and 2017 fiscal years. The estimated fair value of the stock options granted was determined using the Black- Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)

Amounts paid to McRae Ventures, Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. Effective June 1, 2015 the contractual arrangements between Mr. McRae, McRae Ventures, Inc., BBI Holdings Inc. and the Company ended and was replaced with one executive employment agreement between Mr. McRae, the Company and Leading Brands of Canada, Inc. providing for an aggregate salary of $420,000 per annum, which represents a reduction of Mr. McRae's salary of 31.4% over prior years.

(3)	Amounts paid to BBI Holdings Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. This arrangement was terminated effective June 1, 2015.

(4)	This amount represents payments for medical benefits.

(5)	This amount represents 11 months in the fiscal year.

(6)

This amount represents 11 months in the fiscal year and includes a car allowance and a bonus amount paid to Mr. ALZubaidi for de-commissioning the Company's bottling plant in Edmonton AB. Mr. ALZubaidi's employment with the company ended with the closure and sale of the bottling plant in February 2017.

(7)	This amount represents payments for car allowance.

(8)

VE Services Ltd., a company owned by Mr. Read, received these amounts for consulting services provided by Mr. Read. This amount represents 11 months in the fiscal year and includes a bonus amount paid to Mr. Read for de-commissioning the Company's bottling plant in Edmonton AB. Mr. Read's employment with the company ended with the closure and sale of the bottling plant in February 2017.

(9)	Mr. Matson joined the Company in July 2014. This amount represents 7.5 months in the fiscal year.

The Company does not have formal employment or consulting agreements other than an executive employment agreement with its Chairman, President and CEO, Ralph McRae, effective June 1, 2015. Effective that date, all executives are paid as employees of the Company with the exception of Mr. Read, who invoices the Company for his services.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	nil nil
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018 June 1, 2020	nil nil
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil nil
Sinan ALZubaidi	5,000	6.20	April 4, 2018	nil
Thor Matson	nil	-	-	nil

(1)

This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$ 1.80, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.3249. Mr. Read and Mr. AlZubaidi departed the Company on February 3, 2017 and February 2, 2017, respectively and their stock options expired 30 days thereafter.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

Option Exercises During the Most Recently Completed Fiscal Year

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all incentive plan awards that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)	Share-Based Awards - Value Vested During The Year ($USD)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (USD$)
Ralph McRae	nil	nil	nil
Fei Xu	nil	nil	nil
Dave Read	nil	nil	nil

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)	Share-Based Awards - Value Vested During The Year ($USD)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (USD$)
Sinan ALZubaidi	nil	nil	nil
Thor Matson	nil	nil	nil

(1)

This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and below titled "Outstanding Option-Based Awards for Directors".

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The executive employment agreement between the Company, Leading Brands of Canada Inc. and Ralph McRae (the "Executive"), effective June 1, 2015 (the "Agreement") provides for a severance payment to the Executive in the event of termination by the Executive for Good Reason (as defined below) or termination by the Company without cause. "Good Reason" means (i) a material diminution of the Executive's title, authority, status, duties or responsibilities; (ii) any reduction of the salary of the Executive; (iii) a material breach by the Company of the Agreement; (iv) a relocation of the principal place of work outside the City of Vancouver; (v) a Change of Control (as defined below); (vi) the Executive ceasing to be the chairperson of the Board of Directors for any reason other than his own voluntary resignation; (vii) the Executive ceasing to be a director of the Company or Leading Brands of Canada, Inc. for any reason other than his own voluntary resignation; or (viii) any other change that would constitute a “constructive dismissal” at common law. "Change of Control" means the occurrence of any of the following events: (i) the acquisition, whether directly or indirectly, by any person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia)), of voting securities of the Company which, together with all other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company; (ii) an amalgamation, arrangement or other form of business combination of the Company with another person or company which results in the holders of securities of that other person or company holding, directly or indirectly, in the aggregate, more than 50% of all outstanding voting securities of the combined entity resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the assets of the Company to another person or company, other than to a subsidiary of the Company; or (iv) less than a majority of the Board of Directors being composed of Continuing Directors. "Continuing Director" means any individual who either: (i) is a director of the Company as of the Agreement; or (ii) becomes a director after the date of the Agreement after having been appointed or recommended for election by at least a majority of the Continuing Directors in office at the time of such appointment or election. In the event of termination by the Executive for Good Reason or by the Company without cause, the Executive is entitled to be paid $900,000 less statutory withholdings within 10 days following the date of termination and to the continuation of the Executive's benefits under the Agreement for 18 months, or, at the Executive's request, a lump sum payment equal to the projected cost of maintaining such benefits.

Assuming the Agreement had been in force and a triggering event took place on the last business day of the Company’s most recently completed financial year, the Executive would have been entitled to estimated incremental payments, payables and benefits totalling the same amount. Other than the Agreement, the Company and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer's responsibilities.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each Board meeting and committee meeting attended. Directors who are also executives of the Company do not receive director's fees. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	11,000	nil	nil	nil	nil	11,000
Darryl Eddy	11,000	nil	nil	nil	nil	11,000
Stephen Fane	11,000	nil	nil	nil	nil	11,000
R. Thomas Gaglardi	8,000	nil	nil	nil	nil	8,000

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2017 fiscal year. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

Outstanding Option-Based Awards for Directors

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil
Darryl Eddy	10,000 50,000 20,000	3.50 2.45 3.69	Sept. 28, 2019 June 1, 2020 July 12, 2025	nil nil nil
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil nil
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	nil nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$1.80 and the exercise price of the option. The Company's shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.3249.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)	Share-Based Awards - Value Vested During The Year ($USD)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (USD$)
James Corbett	nil	nil	nil
Darryl Eddy	nil	nil	nil
Stephen Fane	nil	nil	nil
R. Thomas Gaglardi	nil	nil	nil

(1)

This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 28, 2017, no stock options were exercised by directors.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants entitling them to purchase Shares. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. The following table sets out information regarding equity securities of the Company as of February 28, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($USD) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity securities approved by shareholders	733,466	-	n/a
Equity securities not approved by shareholders (1)	134,534	-	n/a
Total	868,000	2.939	n/a

(1)	Under the Business Corporations Act (British Columbia), equity compensation arrangements may be approved by the Board of Directors. There is no requirement for shareholder approval.

Indebtedness of Directors and Executive Officers

As of June 16, 2017, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, except as disclosed herein, no informed person (as defined in NI 51-102, of the Canadian Securities Administrators) of the Company, nominee for election as a director, or any associate or affiliate of any informed person or nominee, has or has had any material interest, direct or indirect, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Appointment of Auditor

BDO Canada LLP, Chartered Accountants, has served as the independent auditor of the Company since 2001. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of BDO Canada LLP, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Management Contracts

Management functions of the Company are performed by the directors or executive officers. The Company's Executive Vice President, Dave Read, performed these services as a contractor to the Company, as disclosed under the section above, titled "Executive Compensation".

Corporate Governance

National Policy 58-201, Corporate Governance Guidelines, of the Canadian Securities Administrators, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

Three of the five current directors (James Corbett, Darryl R. Eddy and Stephen K. Fane) are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the Shares of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

  review the Company's strategies and their implementation in all key areas of the Company's activities; and

  identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and committees, any independent Board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent directors. During the year ended February 28, 2017, four (4) such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and therefore has not considered it necessary to appoint an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Darryl Eddy	ComWest Enterprise Corp.

Participation of Directors in Board Meetings

In the fiscal year ended February 28, 2017, five (5) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
James Corbett	5
Darryl Eddy	5
R. Thomas Gaglardi	3
Stephen Fane	5
Ralph McRae	5

Board Mandate

The Board has adopted a written mandate, a copy of which was filed as Schedule "B" to the Company's information circular dated May 25, 2006 on SEDAR at www.sedar.com on May 30, 2006, which mandate is incorporated by reference in this Information Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chairman of the Board and Committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The role of the Chairman of the Board includes leading the Board and organizing the Board to achieve the goals of the Company; setting Board meeting agendas; leading all Board discussions; leading discussions and facilitating communications between the independent directors and management.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or who have served in executive management positions for other private and public companies with similar experience to the Company's business operations.

New Board members are encouraged to ask questions regarding the role of the Board of Directors, and its committees, and the Company's operations, and are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees. New Board members are also provided with copies of the Company's corporate governance policies, the Board mandate, the committee charters, the Company's business plan and financial statements, and minutes of previous meetings of the Board and its committees.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's corporate headquarters and operations. Board members have full access to the Company's records, and are provided with information about strategic issues, fiduciary duties, regulatory developments, trends in corporate governance and other issues affecting the Company, on a regular basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on SEDAR at www.SEDAR.com on May 30, 2005 and is incorporated by reference in this Information Circular. Copies will be provided at no charge upon request to the Company at 33 W. 8th Avenue, Unit 101, Vancouver, British Columbia, Canada V5Y 1M8, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee. The Board monitors compliance with the Code through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company to date, pertaining to any conduct of a director or executive officer, that constitutes a departure from the Code.

Additionally, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and officers of the Company and are part of the Company's orientation and continuing education process.

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the three independent directors (James Corbett, Darryl R. Eddy and Stephen K. Fane).

Pursuant to its charter, the responsibilities, powers and operation of the committee include, identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company’s corporate governance practices and policies and making recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

In connection with its responsibilities relating to Board nominations, the committee is responsible for identifying and recommending new candidates for nomination to the Board based upon: (i) the competencies and skills necessary for the Board as a whole to possess; (ii) the competencies and skills necessary for each individual director to possess; (iii) the competencies and skills which each new nominee to the Board is expected to bring; and (iv) whether the proposed nominee to the Board will be able to devote sufficient time and resources to the Company. Other members of the Board are consulted for possible candidates.

The size of the Board is reviewed on a regular basis by the committee and the Board. The committee and the Board will take into account the number of directors required to carry out the Board’s duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and Senior Officers

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Compensation section above for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies.

Audit Committee Information

Information regarding the Company's Audit Committee is contained in the Company's Form 20-F (the "AIF") filed May 29, 2017 on SEDAR. A copy of the AIF is available on SEDAR at www.sedar.com.

Particulars of Other Matters to be Acted Upon

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs of the Company at 33 W. 8th Avenue, Unit 101, Vancouver, British Columbia, Canada V5Y 1M8, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company's audited financial statements and MD&A for its most recently completed fiscal year.

Directors' Approval

This Information Circular contains information as at June 16, 2017, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors.

DATED at Vancouver, British Columbia, this 16th day of June, 2017

ON BEHALF OF THE BOARD OF
DIRECTORS

/s/ Ralph McRae

Ralph D. McRae, Chairman, President and
Chief Executive Officer